                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                         Commission File Number: 0-1349

       A.   ENESCO GROUP, INC. RETIREMENT PLAN
            ----------------------------------------
                            (Full title of the plan)

       B.   Enesco Group, Inc., 225 Windsor Drive, Itasca, IL  60143
            --------------------------------------------------------
            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

         The following financial statements are furnished for the Plan and are filed herewith in paper format under Rule 101(b) (3) of Regulation S-T:

(1)    Consent of Independent Auditors.
(2)    Independent Auditors' Report.
(3) Audited Statement of Net Assets Available for Benefits, with Fund Information, as of December 31, 2001 and December 31, 2000.
(4) Audited Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the fiscal years ended December 31, 2001 and December 31, 2000.
(5)    Notes to Plan Financial Statements and Supplemental Schedules.
(6)    Exhibit 99.1 -- Audit by Arthur Andersen LLP

                                   SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




DATE:  June 7, 2002                        By: /s/ M. Frances Durden
                                              ----------------------------------
                                              M. Frances Durden, Member
                                              Administrative Committee of
                                              Enesco Group, Inc. Retirement Plan

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report, dated May 31, 2002, included in the Enesco Group, Inc. Retirement Plan Annual Report on Form 11-K as of and for the year ended December 31, 2001, to the Company's previously filed Registration Statement Number 33-11415 on Form S-8.



/s/ Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

ENESCO GROUP, INC. RETIREMENT PLAN

Financial Statements and Schedule
As of December 31, 2001 and 2000
Together With Auditors' Report











Employer Identification Number 04-1864170
Plan Number 007

                       ENESCO GROUP, INC. RETIREMENT PLAN


                           DECEMBER 31, 2001 AND 2000
          (EMPLOYER IDENTIFICATION NUMBER 04-1864170, PLAN NUMBER 007)



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits as of
       December 31, 2001 and 2000                                     Exhibit I
    Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2001                           Exhibit II

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE:
    Schedule H, Line 4i--Schedule of Assets (Held at End of
       Year)--December 31, 2001                                       Schedule

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of the
Enesco Group, Inc. Retirement Plan


We have audited the accompanying statements of net assets available for benefits of ENESCO GROUP, INC. RETIREMENT PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

                                                                       EXHIBIT I



                       ENESCO GROUP, INC. RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000

          (EMPLOYER IDENTIFICATION NUMBER 04-1864170, PLAN NUMBER 007)



                                                                                2001                2000
                                                                             -----------         -----------
ASSETS:
    Investments (Note 3)                                                     $26,827,208         $31,548,289
                                                                             -----------         -----------
    Receivables-
       Company contributions                                                     990,188             811,794
       Participant contributions                                                   1,033               -
                                                                             -----------         -----------
                     Total receivables                                           991,221             811,794
                                                                             -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS                                            $27,818,429         $32,360,083
                                                                             ===========         ===========



           The accompanying notes to financial statements and schedule are an integral part of these statements.

                                                                      EXHIBIT II



                       ENESCO GROUP, INC. RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

          (EMPLOYER IDENTIFICATION NUMBER 04-1864170, PLAN NUMBER 007)



ADDITIONS:
    Additions to net assets attributed to-
       Investment income (loss)-
           Interest and dividends                                           $  1,011,374
           Net depreciation in fair value of investments                      (3,124,831)
                                                                            ------------
                     Total net investment loss                                (2,113,457)
                                                                            ------------

       Contributions-
           Company                                                             1,473,488
           Participant                                                         1,215,796
                                                                            ------------
                     Total contributions                                       2,689,284
                                                                            ------------
                     Total additions                                             575,827
                                                                            ------------
DEDUCTIONS:
    Deductions from net assets attributed to-
       Benefits paid to participants                                          (5,055,267)
       Administrative expenses                                                   (62,214)
                                                                            ------------
                     Total deductions                                         (5,117,481)
                                                                            ------------

NET DECREASE                                                                  (4,541,654)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                         32,360,083
                                                                            ------------
    End of year                                                              $27,818,429
                                                                             ===========



           The accompanying notes to financial statements and schedule are an integral part of this statement.

                       ENESCO GROUP, INC. RETIREMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2001 AND 2000



1.    DESCRIPTION OF PLAN

      The Enesco Group, Inc. Retirement Plan (the "Plan") is a defined contribution plan established by Enesco Group, Inc. (the "Company") to provide eligible employees with a program to save for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


      ELIGIBILITY

      The Plan was amended effective January 1, 2001, to allow all eligible employees who are employed on a full-time basis to become a participant in the Plan on the first entry date (i.e., first day of the following month) coinciding with or next following their hire date. All eligible employees not employed on a full-time basis shall become a participant in the Plan as of the first entry date next following the date on which the eligible employee completes the eligibility service requirement of a 1,000 hours worked in a 12-month period.


      PARTICIPANT CONTRIBUTIONS

      Participants may elect to contribute a minimum of 1% up to a maximum of 6% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans.


      COMPANY CONTRIBUTIONS

      The Company provides for a matching contribution ("Matching Contributions") of 50% of a participant's contribution. The Company also provides for supplemental matching contributions ("Supplemental Matching Contributions"), whereby the Company will contribute (in Company stock) an amount equal to one-sixth of the Company's Matching Contributions, as defined in the Plan agreement (subject to a maximum of $800) for each eligible participant on the last day of each Plan year. In 2001, the Company contributed in Company stock $136,634 related to the Company Supplemental Matching Contribution. Company Matching and Supplemental Matching Contributions are invested exclusively in the Company Stock Fund. The Company, at its discretion, may also provide for profit sharing contributions ("Profit Sharing Contributions") based on a target percentage of eligible compensation established by the Company that would be allocable to all eligible participants, as defined in the Plan agreement. There were no Profit Sharing Contributions to the Plan during 2001. In addition, participants in the Plan, who are still employed by the Company on the last day on the Plan year, are eligible to receive a contribution in an amount equal to 3% of their eligible compensation ("Money Purchase Contributions"). All Company contributions are subject to certain limitations.

      INVESTMENT OPTIONS

      Participants direct the investment of their account balance (except Company Matching and Supplemental Matching Contributions- see Note 4) into various investment options offered by the Plan, which currently consist of a Company stock fund and nine mutual funds.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions, (b) Plan earnings/losses, net of any investment and administrative expenses (c) and forfeitures (see below). Allocations are based on participant contributions, account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


      VESTING

      Participants are vested immediately in their contributions plus actual earnings thereon. Participants become immediately vested upon permanent disability, death or upon retirement at age 65 of after. Vesting in the Company's total contributions is based on the following schedule:

              COMPLETED YEARS                     PERCENT
                OF SERVICE                        VESTED
                ----------                       --------
        Less than 1 year of service                  0%
        At least 1, but less than 2                 10
        At least 2, but less than 3                 20
        At least 3, but less than 4                 40
        At least 4, but less than 5                 70
        5 or more                                  100
                                                 ========



      FORFEITURES

      Forfeitures from the Company's Money Purchase Contributions are used to reduce the Company's Money Purchase Contributions in the subsequent year. There were no forfeitures used to reduce Company Money Purchase Contributions in 2001. Forfeitures from the Company's Profit Sharing Contributions, Company Matching and Supplemental Matching Contributions are used first to reinstate certain participants' forfeited accounts, as defined in the Plan agreement, then applied to pay certain Plan expenses. Any excess amounts are allocated to eligible participants, as defined in the Plan agreement.


      PARTICIPANT LOANS

      Participants may borrow from their accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance (excluding Company Profit Sharing Contributions and Money Purchase Contributions), whichever is less, less the participant's highest outstanding loan balance, if any. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued, plus 1%. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence which are payable within 20 years).

      BENEFIT PAYMENTS

      Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed to them upon permanent disability or death, upon reaching normal retirement age (65), or upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or monthly, quarterly, or annual installments for a specified number of years not to exceed the participant's life expectancy and that of their beneficiary. Participants may elect to receive any holdings in Company stock in cash or stock.


      TERMINATION OF THE PLAN

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, Plan participants will be fully vested in their Company contribution account balances.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting.


      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price. Participant loans are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex dividend date. Capital gain distributions are included in dividend income.


      PAYMENT OF BENEFITS

      Benefit payments are recorded when paid.


      ADMINISTRATIVE EXPENSES

      Administrative expenses are paid by the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                                              2001               2000
                                                                           -----------        -----------
Mutual funds-
    Vanguard Extended Market Index Fund, 172,708 and 179,422
       shares, respectively                                                 $3,987,826        $4,776,216
    Vanguard International Growth Fund, 125,020 and 132,893
       shares, respectively                                                  1,876,555         2,507,685
    Vanguard Prime Money Market Fund, 6,469,606 and 6,923,821
       shares, respectively                                                  6,469,606         6,923,821
    Vanguard Total Bond Market Index Fund, 221,400 and 199,742
       shares, respectively                                                  2,244,999         1,989,427
    Vanguard U.S. Growth Fund, 224,419 and 251,720 shares,
       respectively                                                          4,230,292         6,960,070
    Vanguard Wellington Fund, 163,893 and 199,651 shares,
       respectively                                                          4,467,715         5,632,160
Common stock-
    Enesco Group Inc. Common Stock, 258,507 shares                           1,628,595            N/A
                                                                           ===========        ==========


      During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,124,831 as follows:

        Mutual funds                                                       $(3,503,417)
        Common stock                                                           378,586
                                                                           -----------
                     Net depreciation in fair value
                        of investments                                     $(3,124,831)
                                                                           ===========


      The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.


4.    NONPARTICIPANT-DIRECTED INVESTMENT

      The Company's Matching and Supplemental Matching Contributions are invested directly into the Company Stock Fund. Participants may also direct their own contributions into the Company Stock Fund. Information about the net assets as of December 31, 2001 and 2000, and the significant components of the changes in the net assets for the year ended December 31, 2001, of the Company Stock Fund, which includes both participant-directed and nonparticipant-directed amounts are as follows:


                                                            2001             2000
                                                          ----------       --------
Net assets-
    Enesco Group, Inc. common stock                       $1,628,595       $867,836
    Company Supplemental Matching
       Contributions receivable                              136,634        108,160
                                                          ----------       --------
                                                          $1,765,229       $975,996
                                                          ==========       ========

Changes in net assets-
    Additions-
       Contributions                                      $  657,160
       Net appreciation in fair value of
           investment                                        378,586
    Deductions-
       Benefits paid to participants                        (158,988)
       Net interfund transfer                                (87,525)
                                                          ----------
                                                          $  789,233
                                                          ==========

5.    RELATED-PARTY TRANSACTIONS

      The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for the Plan. The Plan also invests in Company stocks and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.


6.    TAX STATUS OF THE PLAN

      The Plan received a favorable determination letter from the Internal Revenue Service (the "IRS") dated February 19, 1998. However, the Plan was restated effective January 1, 1999 and was subsequently amended. The Plan has requested but has not received a new determination from the IRS stating that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (the "IRC"). However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

                                                                        SCHEDULE

                       ENESCO GROUP, INC. RETIREMENT PLAN


                     SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                DECEMBER 31, 2001

          (EMPLOYER IDENTIFICATION NUMBER 04-1864170, PLAN NUMBER 007)



                            (b) IDENTITY OF ISSUE/                                            (e) CURRENT
   (a)                   (c) DESCRIPTION OF INVESTMENT                      (d) COST             VALUE
  -----    ---------------------------------------------------------       ----------        ---------------
           MUTUAL FUNDS:
    *          American Funds New Perspective                                   **              $    46,456
    *          Vanguard Extended Market Index Fund                              **                3,987,826
    *          Vanguard International Growth Fund                               **                1,876,555
    *          Vanguard Prime Money Market Fund                                 **                6,469,606
    *          Vanguard Total Bond Market Index Fund                            **                2,244,999
    *          Vanguard U.S. Growth Fund                                        **                4,230,292
    *          Vanguard Wellington Fund                                         **                4,467,715
    *          Vanguard Total Stock Market Index Fund                           **                1,053,887
    *          Vanguard Windsor II Fund                                         **                  790,027

           COMMON STOCK:
    *          Enesco Group, Inc. common stock                             $2,397,757             1,628,595

    *      PARTICIPANT LOANS, 7.0% to 9.5%                                     **                    31,250
                                                                           ==========           -----------
                                                                                                $26,827,208
                                                                                                ===========


               *Represents a party-in-interest.

              **Cost omitted for participant-directed investments.



           The accompanying notes to financial statements and schedule are an integral part of this schedule.